Filed by Delwinds Insurance Acquisition Corp.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, under the Securities Exchange Act of 1934, as amended
Subject Company: Delwinds Insurance Acquisition Corp.
Commission File No.: 001-39783
Date: September 9, 2022

On September 9, 2022, FOXO Technologies Inc. (“FOXO”), which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022 (as amended), distributed the following informational notices to the holders of FOXO’s outstanding warrants and outstanding options.

FOXO Technologies Inc.

729 Washington Ave. N., Suite 600

Minneapolis, Minnesota 55401

September ___, 2022

Via E-mail Only

Re:	FOXO – Notice to Warrant Holders

Dear Warrant Holder:

You are receiving this notice because you hold one or more warrants (each, a “Company Warrant”) to purchase shares of Class A common stock, par value $0.00001 per share (“Company Common Stock”), of FOXO Technologies Inc. (the “Company”), which were issued to you in connection with the Company’s private placement offering of 12.5% Original Issue Discount Convertible Debenture that commenced on January 25, 2021.

On February 24, 2022, the Company entered into an Agreement and Plan of Merger (as amended on April 26, 2022, July 6, 2022 and August 12, 2022, and as it may be amended or supplemented from time to time, the “Merger Agreement”), with Delwinds Insurance Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), DWIN Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”) and DIAC Sponsor LLC, a Delaware limited liability company, as the representative for certain stockholders of the Purchaser. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), and as of the effective time of the Merger (the “Effective Time”), the separate existence of Merger Sub will cease, and the Company will continue as the surviving entity of the Merger and a wholly-owned subsidiary of the Purchaser. Capitalized terms used and not otherwise defined in this notice shall have the meanings ascribed to them in the Merger Agreement.

This notice shall serve as notice of the Merger and the treatment of your Company Warrants in connection with the Merger, as follows:

i.	Each Company Warrant (whether vested or unvested) that remains issued and outstanding immediately prior to the Effective Time will, as of the Effective Time, be assumed by the Purchaser and automatically converted into a warrant for shares of Class A common stock, par value $0.0001 per share (“Purchaser Common Stock”), of the Purchaser (each, an “Assumed Warrant”).

ii.	Subject to clause (iii) below, each Assumed Warrant will be subject to the terms and conditions set forth in the Company Warrant (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively).

iii.	Each Assumed Warrant will:

A.	have the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of the number of shares of Company Common Stock which the Company Warrant had the right to acquire immediately prior to the Effective Time, multiplied by the Conversion Ratio;
B.	have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of the exercise price of the Company Warrant (in U.S. Dollars), divided by the Conversion Ratio; and
C.	be subject to the same vesting schedule as the applicable Company Warrant.

The Merger is expected to be completed promptly following the satisfaction or waiver by the parties to the Merger Agreement of the closing conditions set forth therein (including, without limitation, approval of the Merger and other transactions described in the Merger Agreement by the stockholders of the Company and the Purchaser). A meeting of the Purchaser’s stockholders at which certain proposals will be presented to the Purchaser’s stockholders, including a proposal to approve the Merger and other transactions described in the Merger Agreement, has been scheduled for September 14, 2022.

If the Merger is not completed, your Company Warrants will not be assumed, and instead, they will continue under their existing terms and conditions as set forth therein.

Additional information concerning the Merger, including a copy of the Merger Agreement and certain other relevant documents filed by the Purchaser with the U.S. Securities and Exchange Commission (the “SEC”), including but not limited to (i) a Registration Statement on Form S-4, originally filed with the SEC on April 8, 2022 and declared effective on August 26, 2022 (as amended, the “Registration Statement”) and (ii) a joint proxy statement/consent solicitation statement/prospectus, filed with the SEC on August 30, 2022, which forms part of the Registration Statement, may be obtained at no cost on the SEC’s website at http://www.sec.gov.

Should you have any further questions, please do not hesitate to contact the Company at the e-mail address provided below.

[Signature Page Follows]

FOXO TECHNOLOGIES INC.

By:
Name: Jon Sabes
Title: Chief Executive Officer
Email: jsabes@foxotechnologies.com

[FOXO Signature Page - Notice to Warrant Holders]

FOXO Technologies Inc.

729 Washington Ave. N., Suite 600

Minneapolis, Minnesota 55401

September ___, 2022

Via E-mail Only

Re:	FOXO – Notice to Option Holders

Dear Option Holder:

You are receiving this notice because you hold one or more options (each, a “Company Option”) to purchase shares of Class A common stock, par value $0.00001 per share (“Company Common Stock”), of FOXO Technologies Inc. (the “Company”), which were granted to you pursuant to the FOXO Technologies, Inc. 2020 Equity Incentive Plan (the “Company Equity Plan”).

On February 24, 2022, the Company entered into an Agreement and Plan of Merger (as amended on April 26, 2022, July 6, 2022 and August 12, 2022, and as it may be amended or supplemented from time to time, the “Merger Agreement”), with Delwinds Insurance Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), DWIN Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”) and DIAC Sponsor LLC, a Delaware limited liability company, as the representative for certain stockholders of the Purchaser. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), and as of the effective time of the Merger (the “Effective Time”), the separate existence of Merger Sub will cease, and the Company will continue as the surviving entity of the Merger and a wholly-owned subsidiary of the Purchaser. Capitalized terms used and not otherwise defined in this notice shall have the meanings ascribed to them in the Merger Agreement.

This notice shall serve as notice of the Merger and the treatment of your Company Options in connection with the Merger, as follows:

iv.	Each Company Option (whether vested or unvested) that remains outstanding immediately prior to the Effective Time will, as of the Effective Time, be assumed by the Purchaser and automatically converted into an option for shares of Class A common stock, par value $0.0001 per share (“Purchaser Common Stock”), of the Purchaser (each, an “Assumed Option”).

v.	Subject to clause (iii) below, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively).

vi.	Each Assumed Option will:

D.	have the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of the number of shares of Company Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by the Conversion Ratio;
E.	have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of the exercise price of the Company Option (in U.S. Dollars), divided by the Conversion Ratio; and
F.	be subject to the same vesting schedule as the applicable Company Option.

The Merger is expected to be completed promptly following the satisfaction or waiver by the parties to the Merger Agreement of the closing conditions set forth therein (including, without limitation, approval of the Merger and other transactions described in the Merger Agreement by the stockholders of the Company and the Purchaser). A meeting of the Purchaser’s stockholders at which certain proposals will be presented for their approval, including a proposal to approve the Merger and other transactions described in the Merger Agreement, has been scheduled for September 14, 2022.

If the Merger is completed, the Purchaser will thereafter file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-8 (the “S-8 Registration Statement”) to register the shares Purchaser Common Stock underlying your Assumed Options. Any shares of Purchaser Common Stock issuable to you upon exercise of your Assumed Options prior to the filing of the S-8 Registration Statement will be subject to restrictions.

If the Merger is not completed, your Company Options will not be assumed, and instead, they will continue under their existing terms and conditions as set forth in the Company Equity Plan and/or related option agreements.

Additional information concerning the Merger, including a copy of the Merger Agreement and certain other relevant documents filed by the Purchaser with the SEC, including but not limited to (i) a Registration Statement on Form S-4, originally filed with the SEC on April 8, 2022 and declared effective on August 26, 2022 (as amended, the “S-4 Registration Statement”) and (ii) a joint proxy statement/consent solicitation statement/prospectus, filed with the SEC on August 30, 2022, which forms part of the S-4 Registration Statement, may be obtained at no cost on the SEC’s website at http://www.sec.gov.

Should you have any further questions, please do not hesitate to contact the Company at the e-mail address provided below.

[Signature Page Follows]

FOXO TECHNOLOGIES INC.

By:
Name: Jon Sabes
Title: Chief Executive Officer
Email: jsabes@foxotechnologies.com

[FOXO Signature Page - Notice to Option Holders]